EXHIBIT 21.1

SUBSIDIARIES OF GENERAL MOLY, INC.

Net Smelter, Inc., a Delaware corporation

Moly Royalty, Inc., a Delaware corporation

Copper Royalty, Inc., a Delaware corporation

Eureka Moly, LLC, a Delaware limited liability company

Nevada Moly, LLC, a Delaware limited liability company

Kobeh Valley Ranch, LLC, a Nevada limited liability company